[redacted]

09042534

AB 10/08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
AUG 27 2009
Washington, DC
112

SEC FILE NUMBER
8- 11575

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/2008 (MM/DD/YY) AND ENDING 6/30/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Midstate Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

306 N. Main Street Ste. 3
(No. and Street)

Bloomington	Illinois	61701
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Paul D. Brown (309) 829-3311
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunbar, Breitweiser & Company, LLP Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

207 N. Center Street	Bloomington	IL	61701
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul D. Brown, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Midstate Incorporated, as of June 30, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
JANET M. STAUFFER
Notary Public State of Illinois
My Commission Expires 07-17-10

Signature

President

Title

Janet M. Stauffer

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

Dunbar, Breitweiser
& COMPANY, LLP

CERTIFIED PUBLIC
ACCOUNTANTS
202 North Center Street
Bloomington, Illinois 61701-3995
Phone 309-827-0348
Fax 309-827-7858

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
First Midstate Incorporated
Bloomington, Illinois

We have audited the accompanying statement of financial condition of First Midstate Incorporated as of June 30, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of First Midstate Incorporated as of June 30, 2009, in conformity with U.S. generally accepted accounting principles.

Dunbar, Breitweiser & Company, LLP

Bloomington, Illinois
July 24, 2009

FIRST MIDSTATE INCORPORATED

STATEMENT OF FINANCIAL CONDITION
June 30, 2009

ASSETS	
Cash	$ 400,496
Accounts receivable:	
Securities sold, customer	640,356
Securities sold, broker	988,606
Security deposit	1,000
Investment in marketable securities	682,380
Prepaid expenses	6,732
Property and equipment, net of accumulated depreciation and amortization of $608,296	109,679
	$ 2,829,249
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES	
Accounts payable:	
Securities purchased	$ 1,566,837
Trade	78,206
Wages payable	197,321
Dividend payable	10,000
Accrued state income tax	3,300
Other accrued expenses	20,210
	$ 1,875,874
COMMITMENTS AND CONTINGENCIES	
STOCKHOLDER'S EQUITY	
Common stock, no par value; authorized 2,000 shares; issued and outstanding 1,000 shares	$ 25,000
Retained earnings	928,375
	$ 953,375
	$ 2,829,249

See Notes to Financial Statement.

FIRST MIDSTATE INCORPORATED

NOTES TO FINANCIAL STATEMENT

Note 1. Nature of Business, Use of Estimates and Significant Accounting Policies

Nature of business:

First Midstate Incorporated is an investment banking firm predominantly involved with the underwriting of bond issues and consulting on the issuance of bonds for governmental units in the State of Illinois.

Management has evaluated the need for subsequent event recognition or disclosure through July 24, 2009, the date the financial statements were available to be issued.

Use of estimates:

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Significant accounting policies:

Revenue recognition:

In accordance with U.S. generally accepted accounting principles, the Company records securities transactions on a trade-date basis.

Cash and cash equivalents:

For purposes of reporting cash flows, the Company considers all Treasury bills and bank repurchase agreements purchased with a maturity of three months or less to be cash equivalents.

Allowance for doubtful accounts:

The Company considers all receivables to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Investments:

The investment in municipal bonds is carried at market value. Due to the specialized accounting practices of securities brokers and dealers, the Company is not subject to the principles of accounting for investments in marketable securities mandated in Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities". Unrealized gains or losses on these investments reflect the differences between cost and market value and are included in the statement of income. Realized gains or losses are recognized in the statement of income when proceeds from the sale of the investment differ from the market value of the investments.

Property and Equipment:

Property and equipment is stated at cost. Depreciation is computed on the straight-line method over the following estimated useful lives:

	Years
Automobiles	5
Office equipment	3-7

It is the Company's policy to include amortization expense on assets with depreciation expense.

Other comprehensive income:

The Company does not have any comprehensive income items and, therefore, nothing is reflected in these financial statements for accumulated other comprehensive income.

Note 2. Cash

Included in cash at June 30, 2009 is approximately $22,424, which represents amounts segregated in "Special Bank Accounts for the Exclusive Benefit of Customers". No amount was required to be on deposit in the "Special Reserve Bank Accounts" at June 30, 2009, in accordance with the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934.

Note 3. Concentrations of Credit Risk Arising from Cash Deposits in Excess of Insured Limits

The Company maintains its cash balances at a financial institution in Bloomington, Illinois. Accounts at the institution are insured by the Federal Deposit Insurance Corporation up to $250,000. At June 30, 2009, the Company's uninsured balance on deposit was $174,135. This does not reflect deductions for outstanding checks not yet presented to the bank for payment.

The Company does not believe there is a significant risk of loss to these deposits.

Note 4. Investments

The Company held 51,000 shares of IShares Silver Trust at June 30, 2009.

These investments are stated at fair value. Fair values and unrealized losses at June 30, 2009 are summarized as follows:

	September 30, 2009		
	Cost	Fair Value	Unrealized Loss
IShares Silver Trust	$ 912,651	$ 682,380	$ 230,271

Note 5. Property and Equipment

	Acquisition Cost	Accumulated Depreciation and Amortization	Net
Automobiles	$ 220,226	$ 162,593	$ 57,633
Office furniture and equipment	497,749	445,703	52,046
	$ 717,975	$ 608,296	$ 109,679

Depreciation and amortization expense was $61,472 for the year ended June 30, 2009.

Note 6. Profit-Sharing Plan

Contributions to the profit-sharing plan are discretionary and determined annually by the Board of Directors. The amount of contributions included in employee compensation and benefits for the year ended June 30, 2009 was $8,131.

During the year ended June 30, 2009 the Company terminated the profit-sharing plan. All benefits have been distributed as of June 30, 2009.

Note 7. Related Party Transactions

The Company leases its office building from a related party under a year-to-year lease and pays a monthly rental of $12,000. The Company is responsible for interior maintenance and/or alterations, utilities and liability insurance. The total rent expense relative to this lease included in occupancy and equipment costs and the amount paid to the related party for the year ended June 30, 2009 is $144,000. A security deposit of $1,000 has been paid to the owner of the building.

The Company owes a related party $11,210 on June 30, 2009. This amount is included in accounts payable, trade.

Related parties of the Company purchased bonds underwritten by the Company at par value plus accrued interest which equals the Company's cost. Total purchases by the related parties for the year ended June 30, 2009 were $166,813.

The Company has a consulting agreement with a related party whereby the related party receives a percentage of pre-tax income and reimbursement for expenses incurred in connection with the consulting services provided. The agreement also contains a non-compete clause which is in effect for the duration of the contract and three years thereafter. The expiration date of the contract is June 30, 2009. During the year ended June 30, 2009, $6,975 in fees were paid to the related party under this agreement.

Note 8. Income Taxes

The Company has elected to be taxed under sections of the Internal Revenue Code which provide that, in lieu of corporation income taxes, the stockholders separately account for their pro rata shares of the Company's items of income, deduction, losses and credits. Therefore, these statements do not include any provision for regular corporation federal and state income taxes. This election changed the Company's tax year end to December 31, while the financial reporting year end remains June 30.

The Company is subject to the Illinois personal property replacement tax and this expense is reflected in the financial statements.

Note 9. Minimum Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2009, the Company had net capital of $643,663 which was $543,663 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was .48 to 1.

Note 10. Contingencies

In the normal course of business, the Company's clearing activities involve the execution, settlement and financing of customers' securities transactions. These activities may result in off-balance-sheet-credit risk in the event the customers are unable to fulfill their contracted obligations.